Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

RECEIVED
2006 SEP -5 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06016503

Trade subject to notification own shares

SUPPL

Date: 18 August 2006

Orkla ASA has today on 18 August 2006 bought 200 000 Orkla shares at a price of NOK 302.14 per share. A broker has executed the transaction.

Orkla's total holding of own shares after this transaction is 2 492 799.

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 2254 4411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

PROCESSED
SEP 05 2006
THOMSON FINANCIAL

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - options

Date: 23 August 2006

On 22 August 2006, in connection with Orkla`s option programme, 3,333 options were exercised at a strike price of NOK 130.

Senior Vice President Orkla Foods, Håkon Mageli, exercised the above-mentioned options. Mageli's new total holding in Orkla ASA is 5,951 shares and 13,334 options.

In addition Orkla has, under its option programme for senior management staff, issued a total of 15 000 options to strike NOK 312.95. The options may be exercised no earlier than February 2008 and 15 December 2011 at the latest.

A total of 1,815,077 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 2,489,466 of its own shares.

Ref.: Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55